UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2008
Commission File Number 000-51138
GRAVITY Co., Ltd.
(Translation of registrant’s name into English)
Meritz Tower 14F, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul 135-934 Korea
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Court Approves Gravity Class Action Settlement

Seoul, Korea, January 7, 2008 – Gravity Co., Ltd. (NASDAQ: GRVY, the “Company”), an online game developer and publisher, announced today that the federal judge presiding over the consolidated class action entitled Blackmoss Investments Inc. vs. Gravity Co., Ltd., No. 1:05-CV-04804-LAP, which was pending in the United States District Court for the Southern District of New York, approved the previously-disclosed settlement of the class action on November 21, 2007. In addition, no plaintiff has filed an appeal during the 30-day time appeal period which expired on December 21, 2007.

Under the terms of the settlement, a fund of US $10 million will be created to settle the claims of a class consisting of persons who purchased American Depository Shares of the Company during the period from February 7, 2005 through November 10, 2005, inclusive. The Company’s share of the settlement fund will be US $5 million. Costs of administering the settlement, as well as Plaintiffs’ attorneys’ fees of 20.56% of the settlement amount and related expenses will be paid out of the settlement fund before distributions are made to class members. In exchange, the Company, its current and former directors and officers as well as other third parties will be released from liability for the claims asserted by the class.

The Company has denied and continues to deny any and all allegations of wrongdoing in connection with this matter, but believes that given the uncertainties and costs associated with the litigation, the settlement was in the best interests of the Company and its shareholders.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 22 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Jonathan J. Lee

Chief Financial Officer / Investor Relations Officer
Gravity Co., Ltd.
Email: jlee@gravity.co.kr
Telephone: +822-2019-6021

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 01/07/2008

By: /s/ Jonathan J. Lee
Name: Jonathan J. Lee
Title: Chief Financial Officer and Investor Relations Officer